Filed by Bunge Limited

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.

Commission File No.: 001-13397

Bunge/Corn Products

Employee Q+A

1.              What are the benefits of this transaction?

•                  This transaction will create a stronger company with an integrated, global presence in the corn value chain, enhanced product offerings, an expanded presence in important growth geographies and a diversified revenue stream.

•                  Bunge and Corn Products are both leaders in their market segments. By combining the two companies, we have the opportunity to develop new customer relationships and strengthen existing ones by offering a broader product portfolio and by integrating distribution.

•                  The goal is to create a larger, stronger and more diverse company with more opportunities for the enterprise and our employees.

2.              Don’t we already have a large corn milling business? How will it be affected?

•                  Bunge and Corn Products both participate in the corn value chain, but in complementary businesses.

•                  Bunge is an originator and exporter of corn and operates a corn dry milling business in North America.  Corn Products is a leading global refiner of corn using a wet milling process that produces sweeteners, starches and co-products like refined corn oil and corn meal and gluten.

•                  Both companies serve customers in the food processor, brewing, confectionary, bakery and animal feed industries, so there will be opportunities to deepen our relationships with current customers and gain new ones.

3.              What is the plan for integrating the two companies?

•                  An integration team will be formed to study the best way to integrate Corn Products’ operations into Bunge.

•                  We have done this many times before, on large and small scales, and, as in the past, we will consider all decisions in a thorough, fair and transparent manner and keep employees informed throughout the process.

4.              How will the transaction impact our current operations? How will it affect my job?

•                  There will be no immediate impact.

•                  Corn Products’s operations complement Bunge’s existing businesses. So looking ahead, we will see improvements in certain areas.  Some areas will not be affected by the combination as greatly.

Bunge/Corn Products

•                  Employees should continue to move forward with the goals that we have set for the year including continuing to improve safety and productivity, building our customer relationships and growing our core businesses.

5.              Will any of our operations be moving? Will I have to relocate?

•                  Corn Products and Bunge both have strategically placed their assets to support their businesses.  The integration team will assess our joint operations and make suitable recommendations.

6.              Will jobs be cut once the companies are combined?

•                  Corn Products’s operations complement rather than overlap Bunge’s existing businesses, so we anticipate few job cuts in field operations.

•                  It may be necessary to eliminate some administrative positions where duplicate responsibilities exist. We will treat all affected employees fairly and in accordance with local customs and regulations.

•                  As we work through the integration process, we will have a clearer understanding of staffing needs. In keeping with our core value of openness and trust, we will inform employees of integration efforts and decisions regarding jobs in a timely manner.

•                  Additionally, it is important to keep in mind that we are a global company that is rapidly growing, and we may have job opportunities in other businesses.

7.              How will this affect my compensation and benefits?  (401K, health, equity incentives, pension, time off)

•                  There will be no immediate changes to your benefits package.  Bunge and Corn Products offer their employees competitive benefits packages, and the integration team will carefully review both before making any recommendations. We will communicate any decisions to employees once they are made.

8.              Will this transaction create job growth or result in a hiring freeze?

•                  We will continue to staff our operations as needed, looking for the best qualified candidates internally, then externally.

•                  Combining the two companies builds a stronger, more diverse company, so we anticipate growth opportunities for employees in both companies.

9.              Did Bunge alert my union leadership about this acquisition? Will Bunge honor our current union contracts?

•                  We are following appropriate protocols with unions and workers’ councils on all continents, and will honor our current union contracts.

Bunge/Corn Products

10.       How will this affect my customers? What should I tell them?

•                  In the near-term, there should be no changes to our daily operations or our customer relationships.

•                  Ultimately, we believe the combined company will provide our customers with a stronger business partner that can efficiently provide a wider variety of products and services.

•                  You can tell them that it is business as usual at Bunge and that we will keep them informed of any changes that may affect them.

•                  Your manager or your regional communications department can help you with any specific customer questions. You can also send questions to AskBunge@Bunge.com.

11.       Will Corn Products and/or its subsidiaries change their brands?

•                  The plan is to keep our brands as they are.

12.       Will Corn Products still maintain its operational headquarters outside of Chicago?

•                  Yes, Corn Products will maintain its operational headquarters in Westchester, IL.

13.       What happens if the transaction doesn’t close?

•                  With Bunge’s established track record of successfully completing disciplined acquisitions to strengthen our company, we fully expect the transaction to close.

•                  If, for some reason it does not, Bunge would continue to build on our success in our existing businesses and look for additional opportunities that complement our current product offerings.

14.       May I talk to friends or former colleagues I have at Corn Products?

•                  For now, Corn Products and Bunge remain separate companies and, as such, employees at Bunge and Corn Products should talk to one another only in the normal course of business or otherwise at the specific direction of the integration team.

15.       Where can I go with specific questions and concerns?

•                  You can direct specific questions and concerns to AskBunge@Bunge.com. You can also ask your manager or supervisor. If he or she cannot answer your question, it will be forwarded to the integration team.

•                  As we move forward with the integration, we will be setting up a number of communications channels to help keep employees apprised of integration efforts and decisions in a timely manner.

Bunge/Corn Products

•                  For more information about Corn Products, you can visit www.Corn Products.com.

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Cautionary Statement Concerning Forward-Looking Statements

This press release contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Bunge Limited and Corn Products International, Inc. and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Bunge and Corn Products.

Relevant risks and uncertainties include those referenced in Bunge’s and Corn Products’ filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below.  Risks and uncertainties relating to the proposed merger include:  required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Bunge assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

This material is not a substitute for the joint proxy statement/prospectus and any other documents Bunge Limited and Corn Products International, Inc. intend to file with the SEC in connection with the proposed merger.  Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information.  The joint proxy statement/prospectus will be, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations, and by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations.

Neither Bunge nor Corn Products is currently engaged in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger.  If a proxy solicitation commences, Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K.  Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K.  Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.